March 24, 2017

Via EDGAR

Pamela Long, Assistant Director
Securities and Exchange Commission
Office of Manufacturing and Construction
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on January 30, 2017
File No. 333-215231

Dear Ms. Long:
This will acknowledge receipt of your letter of comment, dated February 13, 2017 (“letter of comment”), regarding Amendment No. 1 to the Form S-4 Registration Statement (File No. 333-215231) (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) by Tecogen Inc., a Delaware corporation (the “Company”), on January 30, 2017 (“Amendment No. 1”). In response to the SEC staff’s comments on Amendment No. 1, Amendment No. 2 to the Company’s Registration Statement (“Amendment No. 2”) was transmitted for filing on the date hereof. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 2.
Amendment No. 2 further amends the Company’s Registration Statement in response to the comments raised in the SEC Staff’s letter of comment. Amendment No. 2 also reflects the execution of Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”), a copy of which is appended to Annex A in Amendment No. 2. The Merger Agreement Amendment clarifies the vote and proposals required to be approved by Tecogen and ADGE stockholders as a condition to the closing of the Merger and provides for the assumption by Tecogen of outstanding ADGE warrants to purchase common stock in connection with the Merger.
For the Staff’s convenience, we have set forth below the Staff’s comments in bold italics followed by the Company’s response to aid in your review. Page references in the Company’s responses are to the joint proxy statement/prospectus contained in Amendment No. 2.
Stock Ownership of Directors and Executive Officers of Tecogen, page 6
Stock Ownership of Directors and Executive Officers of ADGE, page 6

1.
We note in response to comment 2 of our letter dated January 17, 2017, you have removed references to George Hatsopoulos. Given the initial disclosure about his share ownership and the reference to him in the opinion of your financial advisor, please disclose his affiliation with the company. In addition, if Mr. Hatsopoulos has interests in the merger that are different from other shareholders, as the opinion of the financial advisor suggests, please disclose those interests.

Securities and Exchange Commission
March 24, 2017

In response to the Staff’s comment, all references to Mr. George Hatsopoulos in this section were deleted from Amendment No. 1 and, other than the beneficial ownership tables, from Amendment No. 2 for the following reasons:
Mr. George Hatsopoulos is solely a shareholder of the Company. He ceased to be a director of the Company on June 27, 2014 and is not otherwise affiliated with the Company.
Moreover, based solely upon the Company’s review of Mr. Hatsopoulos’ Schedule 13G/A filed with the SEC on December 12, 2016, he beneficially owns only approximately 6.79% of the Company’s common stock and, in view of having filed such disclosure on a Schedule 13G, the Company believes he is holding such shares solely for investment purposes. Accordingly, the Company does not believe that Mr. George Hatsopoulos has any interest in the merger that is different from other shareholders. Furthermore, his ownership of shares of the Company post-merger will increase from approximately 6.79% to only 8.2% of the Company’s total issued and outstanding shares of common stock.
The SEC Staff has inquired about why the financial advisor to the ADGE special committee specifically stated in its fairness opinion that its opinion does not apply to Mr. George Hatsopoulos. ADGE has been advised by the financial advisor that it is the practice of many financial advisors to exclude significant shareholders from the scope of their opinions even in circumstances where, as here, the significant shareholder will receive the same consideration as the remaining shareholders.
Interests of Tecogen’s Directors and Executive Officers in the Merger, page 6
Interests of ADGE’s Directors and Executive Officers in the Merger, page 6

2.
We note in your response to comment 3 of our letter dated January 17, 2017 and we reissue our comment. Please disclose all material interest of director, officers, and affiliates and quantify the interests of directors, executive officers, and affiliates in the summary. You provided cross references, but you do not quantify the interests of directors and executive officers. Please revise this section to quantify these interests for each person. Please ensure that you cite the correct page number in your cross references.

The disclosure has been revised as requested. See "Summary - Interests of Tecogen Directors and Executive Officers in the Merger" at page 12, "Summary - Interests of ADGE Directors and Executive Officers in the Merger" at page 13, "The Merger - Interests of Tecogen Directors and Executive Officers in the Merger" at page 80, and "The Merger - Interests of ADGE Directors and Executive Officers in the Merger" at page 81.

3.
Please disclose the overlapping roles of any of the directors or executive officers. Please also disclose what role the directors and executive officers will serve in the surviving company. We note your statement that only Charles Maxwell and Benjamin Locke have an interest in the Merger that is different from, or in addition to, the interests of an ordinary Tecogen stockholder. It appears that other directors and officers may have interests different from an ordinary Tecogen stockholder. Please revise or advise.

The disclosure has been revised as requested. See "Summary - Interests of Tecogen Directors and Executive Officers in the Merger" at page 12, "Summary - Interests of ADGE Directors and Executive Officers in the Merger" at page 13, "The Merger - Relationships and Overlaps" at page 62, "The Merger - Interests of Tecogen Directors and Executive Officers in the Merger" at page 80, "The Merger - Interests of ADGE Directors and Executive Officers in the Merger," at page 81, and "Information About ADGE - Management of ADGE" at page 123.
Unaudited Pro Forma Condensed Combined Financial Information, page 11
Note 4. Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed, page 18

4.
We note your response to prior comment six. As requested, please expand your disclosures to more fully explain how the purchase price was determined. In this regard, we note the significant losses incurred by ADGE and the magnitude of unfavorable customer contracts.

Securities and Exchange Commission
March 24, 2017

We have expanded the disclosures as requested. Please see Notes 3 and 4 to the Unaudited Pro Forma Condensed Combined Financial Statements for expanded disclosure more fully explaining how the purchase price was determined as well as expanded qualitative description of the factors that make up the goodwill.
Note 5. Adjustments to Pro Forma Balance Sheet, page 18

5.	In regard to the additional disclosures you provided in your response to prior comment ten, please address the following:

•
More fully explain to us and disclose the actual terms of ADGE’s customer contracts, including pricing provisions. It is not clear to us if the pricing provisions of the existing customer contracts are fixed or variable. To the extent the pricing provisions are not fixed, it is not clear to us how you determined the difference between the contracts terms and current market conditions;

Please see Note 5(d) to the Unaudited Pro Forma Condensed Combined Financial Statements for an explanation of the more relevant actual contractual terms, including pricing provisions and an explanation of how the contractual terms in respect of the pricing provisions were determined to be off market. Please note that in our disclosures “market terms” are in respect of contract terms while “market conditions” is primarily in respect of local utility electric rates at a point in time.

•
Your disclosures indicate the unfavorable contract liability you recorded includes estimated contract extensions. More fully explain to us and disclose when and how customer contracts can be extended. To the extent contract extensions are not solely within the customers’ discretion, explain to us how and why including estimated extensions in determining an unfavorable contract liability is appropriate;

We have amended the disclosure in Note 5(d) to the Unaudited Pro Forma Condensed Combined Financial Statements omitting any reference to extensions of time beyond the initial contract term. That reference was in error as no extensions of time beyond the initial contract term were included in the actual calculations. While extensions of time beyond the initial contract term have historically occurred under the vast majority of contracts, it has been by mutual agreement between the parties to the contracts as is the contractual provision in respect of extensions. We do not believe an obligation to perform exists unless and until both parties to the contract have mutually agreed to extending the contract. In the absence of a current obligation to perform there is no basis for recognition for accounting purposes.

•	More fully explain to us and disclose how you determined the discount rate you used;
Please see Note 5(d) to the Unaudited Pro Forma Condensed Combined Financial Statements for an explanation of how the discount rate used was determined.

•
Your disclosures indicate you assume a gross profit margin of 35% based on Tecogen’s historical gross profit margin; however it appears to us that Tecogen sells equipment and ADGE essentially sells energy. More fully explain to us how and why you determined assuming a 35% gross profit margin is appropriate; and

While Tecogen is not a seller of energy as is ADGE, Tecogen does garner various financial metrics related to its customer’s expectations by virtue of its involvement in the construction of its customer’s cogeneration projects. That information was utilized to help determine the range of reasonableness in respect of the gross margin utilized which was based on certain financial metrics of US investor owned electrical utilities which are ADGE’s primary competitors. We have revised the disclosure in Note 5(d) to the Unaudited Pro Forma Condensed Combined Financial Statements to more fully describe how and why the gross margin percentage was determined.

•	More fully explain to us and disclose how you determined contracts with favorable terms and contracts with unfavorable terms and why offsetting such contracts is appropriate.
Please see Note 5(d) to the Unaudited Pro Forma Condensed Combined Financial Statements for an explanation of how contracts with favorable terms and how contracts with unfavorable terms were determined.

Securities and Exchange Commission
March 24, 2017

Upon further review, we have amended the filing to reflect the fair value assigned to contracts with terms which are considered to be favorable to market as intangible assets and to reflect the fair value assigned to contracts with terms which are considered to be unfavorable to market as an unfavorable contract liability thereby eliminating any offsetting.
Background, page 37

6.
In response to comment 15 of our letter dated January 17, 2017, you stated that you added additional detail to the discussion. It doesn’t appear that those details were reflected in your amendment. We reissue our comment. Please revise this section to describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting.

The disclosure has been revised as requested. See "The Merger - Background of the Merger," beginning at page 57.
Material U.S. Federal Income Tax Consequences of the Merger, page 60

7.
In light of the short form tax opinion filed as exhibit 8 to your registration statement, please revise this section to clearly identify each material tax consequence, set forth the opinion of counsel as to each identified tax item; and set forth the basis for the opinion. If you are unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for your inability to opine on a material tax consequence (for example, the facts are currently unknown or the law is unclear); and discuss the possible alternatives and risks to investors of that tax consequence. Please see Staff Legal Bulletin 19 for guidance.

The disclosure has been revised as requested. See "Material U.S. Federal Income Tax Consequences of the Merger," at page 93.
Where you can find more information; Incorporation by Reference, page 70

8.
We note your response to comment 18 of our letter dated January 17, 2017 that both companies are S-3 eligible and therefore eligible to incorporate by reference; however, it appears that the aggregate market value of shares held by non-affiliates is not at least $75 million. Please provide your underlying analysis of eligibility for each company. Please note that if you are not eligible to incorporate by reference, then you will need to provide updated Executive Compensation information for the most recent fiscal year end required by Item 18(a)(7)(ii) of Form S-4.

Amendment No. 2 has been revised to include, rather than incorporate by reference, the required disclosures relating to Tecogen and ADGE throughout as requested.
Exhibit 23.5: Opinion of Cassel Salpeter & Co., LLC

9.
We note the revision to this opinion now provide a consent that is limited to Amendment 1 to the S-4. Given that it appears another amendment may be necessary, please update this opinion or remove the limitation so that the consent applies to the S-4, as amended.

Exhibit 23.5 has been revised as requested and included as an exhibit to Amendment No. 2.
* * *

Securities and Exchange Commission
March 24, 2017

If you have any question regarding the foregoing, please feel free to call the undersigned at (781) 466-6400.
Sincerely,

TECOGEN INC.

By:    David A. Garrison
David Garrison, Chief Financial Officer

CC:    Kate McHale, Staff Attorney
Dale Welcome, Staff Accountant
Anne McConnell, Staff Accountant